Exhibit 99.1

TD Announces Conversion Privilege of Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 16 (NVCC)

TORONTO – October 3, 2022 - The Toronto-Dominion Bank (“TD Bank Group” or “TD”) announced today that it does not intend to exercise its right to redeem all or any part of the currently outstanding 14 million Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 16 (Non-Viability Contingent Capital (NVCC)) (the “Series 16 Shares”) of TD on October 31, 2022. As a result and subject to certain conditions set out in the prospectus supplement dated July 7, 2017 relating to the issuance of the Series 16 Shares, the holders of the Series 16 Shares have the right to convert all or part of their Series 16 Shares, on a one-for-one basis, into Non-Cumulative Floating Rate Preferred Shares, Series 17 (NVCC) (the “Series 17 Shares”) of TD on October 31, 2022. Holders who do not exercise their right to convert their Series 16 Shares into Series 17 Shares on such date will continue to hold their Series 16 Shares.

The foregoing conversion right is subject to the conditions that: (i) if TD determines that there would be less than 1,000,000 Series 17 Shares outstanding after taking into account all shares tendered for conversion on October 31, 2022, then holders of Series 16 Shares will not be entitled to convert their shares into Series 17 Shares, and (ii) alternatively, if TD determines that there would remain outstanding less than 1,000,000 Series 16 Shares after taking into account all shares tendered for conversion on October 31, 2022, then all remaining Series 16 Shares will automatically be converted into Series 17 Shares on a one-for-one basis on October 31, 2022. In either case, TD will give written notice to that effect to holders of Series 16 Shares no later than October 24, 2022.

The dividend rate applicable to the Series 16 Shares for the 5-year period from and including October 31, 2022 to but excluding October 31, 2027 is 6.301%. The dividend rate applicable to the Series 17 Shares for the 3-month period from and including October 31, 2022 to but excluding January 31, 2023 is 6.662%.

Beneficial owners of Series 16 Shares who wish to exercise their conversion right should communicate as soon as possible with their broker or other nominee to obtain instructions for exercising such right during the conversion period, which runs from the date hereof until 5:00 p.m. (Toronto time) on October 17, 2022.

Inquiries should be directed to TD’s Registrar and Transfer Agent, TSX Trust Company, at 1-800-387-0825 (or in Toronto 416-682-3860).

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by assets and serves more than 27 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 15 million active online and mobile customers. TD had CDN$1.8 trillion in assets on July 31, 2022. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.